UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

WeWork Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

96209A500

(CUSIP Number)

SB Global Advisers Limited

Attn: Stephen Lam

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 11, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96209A500	13D	Page 1 of 14 pages

1	Names of Reporting Persons SVF II WW Holdings (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 96209A500	13D	Page 2 of 14 pages

1	Names of Reporting Persons SVF II WW (DE) LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 96209A500	13D	Page 3 of 14 pages

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 96209A500	13D	Page 4 of 14 pages

1	Names of Reporting Persons SVF II Aggregator (Jersey) L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 96209A500	13D	Page 5 of 14 pages

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,342,141
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,342,141

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,342,141
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person PN

CUSIP No. 96209A500	13D	Page 6 of 14 pages

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,342,141
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,342,141

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,342,141
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person CO

CUSIP No. 96209A500	13D	Page 7 of 14 pages

1	Names of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,342,141
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,342,141

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,342,141
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person CO

CUSIP No. 96209A500	13D	Page 8 of 14 pages

EXPLANATORY NOTE

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 1, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of WeWork Inc., a Delaware corporation (the “Issuer”), following the Effective Date of the Plan (as described below). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Bankruptcy Emergence

As previously disclosed, on November 6, 2023, the Issuer and certain of its direct and indirect subsidiaries (together with the Issuer, the “Debtors”) filed voluntary petitions to commence proceedings under Chapter 11 (the “Chapter 11 Cases”) of Title 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”). On May 30, 2024, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Third Amended Joint Chapter 11 Plan of Reorganization of WeWork Inc. and its Debtor Subsidiaries (the “Plan”). On June 11, 2024 (the “Effective Date”), the Debtors emerged from the Chapter 11 Cases.

On the Effective Date, all of the existing shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Existing Common Stock”), warrants, each exercisable for shares of Existing Common Stock (the “Existing Warrants” and, together with the Existing Common Stock, the “Existing Equity”), including the Existing Equity beneficially owned by the Reporting Persons, issued and outstanding immediately prior to the Effective Date, and any rights of any holder in respect thereof, were deemed cancelled, discharged and of no further force or effect. Additionally, on the Effective Date, new shares of Common Stock were issued by the Issuer to certain of its debtholders, including SoftBank Vision Fund II-2 L.P., which received an aggregate of 6,342,141 shares of Common Stock.

Stockholders Agreement

On the Effective Date, in connection with the effectiveness of the Plan, the Issuer entered into a stockholders agreement (the “Stockholders Agreement”) with its stockholders, including SoftBank Vision Fund II-2 L.P., pursuant to which the parties thereto agreed to, among other things, certain board designation rights, governance rights, information rights, right of first refusal and co-sale rights, preemptive rights, drag-along rights and transfer restrictions. Pursuant to its designation rights under the Stockholders Agreement, SoftBank Vision Fund II-2 L.P. designated Jagannath Iyer as its representative to the Issuer’s board of directors.

CUSIP No. 96209A500	13D	Page 9 of 14 pages

As a consequence of certain provisions of the Stockholders Agreement pertaining to the holding, voting and disposing of the Common Stock, SoftBank Vision Fund II-2 L.P. and the other stockholder parties thereto may be deemed a “group” as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). The security ownership disclosed herein for the Reporting Persons does not include any securities owned by other parties to the Stockholders Agreement. Each of the Reporting Persons expressly disclaims beneficial ownership of any securities owned by the other parties to the Stockholders Agreement.

Registration Rights Agreement

On the Effective Date, in connection with the effectiveness of the Plan, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain stockholders, including SoftBank Vision Fund II-2 L.P., pursuant to which the Issuer granted certain demand registration rights and piggyback rights to such stockholders with respect to the shares of Common Stock, following the consummation of an initial public offering.

Exit Letter of Credit Facility

To effectuate the transactions contemplated by the Plan, the Issuer formed certain special purpose subsidiaries to enter into a new credit agreement on the Effective Date. The Issuer formed, and is the direct owner of, WW SPV Manager LLC (“Manager”), a Cayman Islands limited liability company, and Manager is the direct owner of WW SPV Blocker LLC (“Blocker”), a Cayman Islands limited liability company. Blocker is the direct owner of WW SPV Borrower I LLC (the “Borrower”) and WW SPV Borrower II LLC (together with the Borrower, the “Borrowers”).

On the Effective Date, in connection with the effectiveness of the Plan, the Borrowers entered into a credit facility providing for (x) a senior secured limited recourse first priority “last out” term loan C facility, in an aggregate principal amount equal to $441,613,746.22 (the “Junior TLC Facility”) pursuant to which term C loans thereunder (the “Term Loans”) were made to each Borrower, and (y) a senior secured first priority cash collateralized “first out” letter of credit facility in an aggregate principal amount not to exceed, in the case of Goldman Sachs International Bank (“Goldman Sachs”), $264,783,483.17 million and, in the case of JPMorgan Chase Bank, N.A. (“JPMorgan”), $185,216,516.83 million at any time outstanding (the “Senior LC Facility” and, together with the Junior TLC Facility, the “Facilities”), pursuant to a senior secured credit agreement (the “Credit Agreement”), by and among the Borrowers, WW SPV Blocker LLC, Goldman Sachs and JPMorgan, each as an Issuing Bank, a Senior LC Facility administrative agent and an LC collateral agent, SoftBank Vision Fund II-2 L.P., as the Junior TLC Facility Lender and as the Junior TLC Facility administrative agent, Acquiom Agency Services LLC, as Junior TLC collateral agent, and the other parties from time to time party thereto. Capitalized terms used but not otherwise defined in this section shall have the meanings given to them in the Credit Agreement attached as an exhibit to this Schedule 13D and incorporated herein by reference.

The Letters of Credit under the Senior LC Facility will be used for purposes permitted by the Confirmation Order and the Credit Agreement, to support leases for the business of and other general corporate obligations of the WeWork Group Members, and the Term Loans will be used to cash fund LC Cash Collateral in an aggregate amount equal to the Junior TLC Facility Commitment to support the Senior LC Facility, which LC Cash Collateral will be used to reimburse any drawings on Letters of Credit issued under the Senior LC Facility.

CUSIP No. 96209A500	13D	Page 10 of 14 pages

The maturity date of the Junior TLC Facility will occur on the date (the “Junior TLC Facility Trigger Date”) that is the earliest of, among other triggering events, (i) June 11, 2030 (or such later date as the Junior TLC Facility Lender may agree in its sole discretion), (ii) the date on which the Term Loans have been voluntarily prepaid by the Borrowers pursuant to, and in accordance with, the Credit Agreement, (iii) the occurrence of certain changes of control, (iv) certain Events of Default, including with respect to the Senior LC Facility, and (v) the date on which both (a) the Senior LC Facility Date of Full Satisfaction has occurred and (b) the Credit Parties shall have determined in their reasonable discretion that neither they nor any of their Affiliates will require or desire the commitment and/or use of cash collateral provided by the Junior TLC Facility Lender.

The maturity date of the Senior LC Facility is the earliest of (i) June 11, 2028, unless earlier terminated pursuant to the Credit Agreement or otherwise extended pursuant to any Extension Amendment, (ii) the date of termination of any Issuing Bank’s Issuing Commitments and the acceleration of any obligations under the Senior LC Facilities Secured Parties in accordance with the terms thereunder, and (iii) the occurrence of the Junior TLC Facility Trigger Date.

The Terms Loans will be mandatorily reduced or repaid in full from time to time solely through a release of certain surplus LC Cash Collateral and, in connection with drawings in respect of Letters of Credit, the transfer to SoftBank Vision Fund II-2 L.P. of a number of shares of Common Stock, determined in accordance with a conversion price per share set forth in the Credit Agreement, for a total amount of up to 19,318,943 shares of Common Stock, which is currently issued in escrow to a wholly owned subsidiary of the Issuer. The Credit Agreement further provides that fees owed to the Junior TLC Facility Lender may, at the Borrowers’ option, be paid by with the transfer of a number of shares of Common Stock, determined in accordance with a conversion price per share set forth in the Credit Agreement.

Interest shall not be payable on any drawing paid under any Letter of Credit or any other Senior LC Facility Credit Document Obligations that is reimbursed with LC Cash Collateral on a timely basis. If a drawing paid under any Letter of Credit is not reimbursed with LC Cash Collateral on a timely basis as a result of there being an insufficient amount of LC Cash Collateral available or otherwise reimbursed when due (after giving effect to any applicable grace period), then interest will accrue on the reimbursement obligation at the ABR. The Senior LC Facility Credit Document Obligations under the Credit Agreement will be subject to an additional 2.00% of interest per annum during the period in which any principal of, or interest on, any loan or reimbursement obligation or any fee or other amount payable by the Borrower in respect of such Junior TLC Facility Credit Document Obligations or Senior LC Facility Credit Document Obligations, as applicable, is not paid when due.

The foregoing descriptions of the Stockholders Agreement, the Registration Rights Agreement and the Credit Agreement are not complete and are qualified in their entirety by reference to the text of such agreements, a copy of each of which is attached to this Schedule 13D and incorporated herein by reference.

CUSIP No. 96209A500	13D	Page 11 of 14 pages

Prepetition Indebtedness

Pursuant to the Plan, on the Effective Date, the obligations of the Debtors, including the Reporting Persons, under the following agreements were cancelled, subject to certain limitations in the Plan:

●	Credit Agreement, dated as of December 27, 2019 (as may be amended, supplemented or otherwise modified from time to time), by and among WeWork Companies U.S. LLC, as successor to WeWork Companies LLC, SoftBank Vision Fund II-2 L.P., as obligor, SVF II GP (Jersey) Limited, acting in its capacity of general partner of SoftBank Vision Fund II-2 L.P., SB Global Advisers Limited, acting in its capacity as manager of SoftBank Vision Fund II-2 L.P., the several issuing creditors and letter of credit participants from time to time party thereto, Goldman Sachs International Bank, as senior tranche administrative agent and shared collateral agent, Kroll Agency Services Limited, as junior tranche administrative agent, and the other parties thereto from time to time;

●	Senior Secured Debtor-in-Possession Credit Agreement, dated as of December 19, 2023, by and among WeWork Companies LLC, as Borrower, Goldman Sachs International Bank, as Senior LC Facility Administrative Agent and Shared Collateral Agent, SoftBank Vision Fund II-2 L.P., as Junior TLC Facility Administrative Agent and the other lender parties thereto;

●	First Lien Senior Secured PIK Notes Indenture, dated as of May 5, 2023 (as amended, supplemented or otherwise modified from time to time), by and among WeWork Companies U.S. LLC (the “Note Issuer”) and WW Co-Obligor Inc. (together with the Note Issuer, the “Note Issuers”), the guarantors from time to time party thereto and U.S. Bank Trust Company, National Association (“U.S. Bank”), as trustee and collateral agent, governing the 15.000% First Lien Senior Secured PIK Notes due 2027, Series I, Series II and Series III;

●	Second Lien Senior Secured PIK Notes Indenture, dated as of May 5, 2023 (as amended, supplemented or otherwise modified from time to time), by and among the Note Issuers, the guarantors from time to time party thereto and U.S. Bank, as trustee and collateral agent, governing the 11.000% Second Lien Senior Secured PIK Notes due 2027;

●	Second Lien Exchangeable Senior Secured PIK Notes Indenture, dated as of May 5, 2023 (as amended, supplemented or otherwise modified from time to time), by and among the Note Issuers, WeWork Inc., the guarantors from time to time party thereto and U.S. Bank, as trustee and collateral agent, governing the 11.000% Second Lien Exchangeable Senior Secured PIK Notes due 2027;

●	Third Lien Senior Secured PIK Notes Indenture, dated as of May 5, 2023 (as amended, supplemented or otherwise modified from time to time), by and among the Note Issuers, the guarantors from time to time party thereto and Delaware Trust Company, as trustee and collateral agent, governing the 12.000% Third Lien Senior Secured PIK Notes due 2027; and

●	Third Lien Exchangeable Senior Secured PIK Notes Indenture, dated as of May 5, 2023 (as amended, supplemented or otherwise modified from time to time), by and among the Note Issuers, WeWork Inc., the guarantors from time to time party thereto and U.S. Bank, as trustee and collateral agent, governing the 12.000% Third Lien Exchangeable Senior Secured PIK Notes due 2027.

CUSIP No. 96209A500	13D	Page 12 of 14 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the Effective Date, based on 51,927,448 shares of Common Stock outstanding, as provided by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF II WW Holdings (Cayman) Limited	0	0%	0	0	0	0
SVF II WW (DE) LLC	0	0%	0	0	0	0
SVF II Holdings (DE) LLC	0	0%	0	0	0	0
SVF II Aggregator (Jersey) L.P.	0	0%	0	0	0	0
SoftBank Vision Fund II-2 L.P.	6,342,141	12.2%	0	6,342,141	0	6,342,141
SB Global Advisers Limited	6,342,141	12.2%	0	6,342,141	0	6,342,141
SoftBank Group Corp.	6,342,141	12.2%	0	6,342,141	0	6,342,141

SoftBank Vision Fund II-2 L.P. is the record holder of 6,342,141 shares of Common Stock.

SoftBank Group Corp., which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SB Global Advisers Limited, which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein.

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the other stockholders thereunder may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of any securities owned by the other parties to the Stockholders Agreement and their affiliates and such shares are not the subject of this Schedule 13D.

CUSIP No. 96209A500	13D	Page 13 of 14 pages

(c) Except as set forth in this Amendment No. 7, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) On the Effective Date, SVF II WW Holdings (Cayman) Limited, SVF II WW (DE) LLC, SVF II Holdings (DE) LLC and SVF II Aggregator (Jersey) L.P. ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Stockholders Agreement, Registration Rights Agreement and Credit Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description
14	Stockholders Agreement, dated as of June 11, 2024, by and among WeWork Inc. and the stockholders bound thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 12, 2024).
15	Registration Rights Agreement, dated as of June 11, 2024, by and among WeWork Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 12, 2024).
16	Senior Secured Credit Agreement, dated as of June 11, 2024, by and among WW SPV Borrower I LLC and WW SPV Borrower II LLC, as Borrowers, Goldman Sachs International Bank and JPMorgan Chase Bank, N.A., as Senior LC Facility Administrative Agents, Issuing Banks and LC Collateral Agents, SoftBank Vision Fund II-2 L.P., as Junior TLC Facility Administrative Agent, Acquiom Agency Services LLC, as Junior TLC Collateral Agent, and the other lender parties thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 12, 2024).

CUSIP No. 96209A500	13D	Page 14 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024

SVF II WW Holdings (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF II WW (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Aggregator (Jersey) L.P.

By:	SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SoftBank Vision Fund II-2 L.P.

By:	SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SoftBank Group Corp.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department